May 11, 2005

Mail Stop 0306

Richard K. Williams
President, Chief Executive Officer and Chief Technical Officer
Advanced Analogic Technologies Incorporated
830 East Arques Avenue
Sunnyvale, CA 94085

> **Re: Advanced Analogic Technologies Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 29, 2005**
> **File No. 333-123798**

Dear Mr. Williams:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis – Page 23

Results of Operations – Page 28

Gross Profit – Page 29

1.   We have reviewed your response to our comment 18 but your revision does not fully incorporate the supplementally information provided in your response. Revise filing to include all significant information you provided in your response.

Certain Relationships and Related Party Transactions – Page 63

Common Stock Warrant Issuances – Page 63

2.   We note your response to our prior comment 25. Reconcile the disclosure here with that in footnote 6 on page F-14.

Voting Agreement – Page 64

3.   Please supplementally explain why Vision 2000 waived its right to designate a director until September 30, 2005 and disclose whether it received any consideration for such a waiver. Also, please file this waiver as an exhibit.

Indemnification of Officers and Directors – Page 64

4.   On page 64 you state you will be entering into separate indemnification agreements with your directors and officers "prior to the completion of this offering," yet on page 70 you state you intend to enter into such agreements "upon completion of this offering." Please clarify when you will be entering into these agreements.

Revenue Recognition- Page F-8

5.   We reference your response to our comment number 37. Please tell us the amount of the price protection or other sales incentive credits granted to distributors each period.

Stock Options – Page F-15

6.   We note your schedule of option granted (Exhibit A) from January 2004 through April 4, 2005. We also note that in December 2003, convertible Series E Preferred shares were issued at $1.20 per share while options granted during February 2004 were given a fair value of $0.4725 per share. Tell us why the February 2004 option issuances were assigned a fair value significantly different from the December 2003 Preferred share issuance.

7.   We see that you had discussions with your underwriter(s) during 2004. Tell us when these discussions were initiated and provide a history of pricing discussions. In addition, provide details of how the amounts included in Exhibit A agree with the financial statements or footnotes. We will complete our assessment of your response to comment number 20 after we receive your estimated IPO price.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Richard K. Williams
Advanced Analogic Technologies Incorporated
May 11, 2005
Page 4

        You may contact Patrick Enunwaonye at (202) 824-5529 or in his absence, Brian
Cascio at (202) 942-1791, if you have questions regarding comments on the financial
statements and related matters. Please contact Jay Mumford at (202) 824-5348 or me at
(202) 942-1880 with any other questions.

                                    Sincerely,

                                    Peggy Fisher
                                    Assistant Director

cc: Mario M. Rosati, Esq.
        Mark L. Reinstra, Esq.
        Alexander D. Phillips, Esq.